UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.
Under the Securities Exchange Act of 1934
(Amendment No.                     )*
SUCCESSFACTORS, INC.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
864596 101

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	864596 101	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Lars Dalgaard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Denmark

	5	SOLE VOTING POWER

NUMBER OF		4,728,947 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,728,947 (1)

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,728,947 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.8%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1)   Includes 1,530,000 shares subject to stock options exercisable within 60 days of December 31, 2007, of which 803,751 shares, upon exercise, are subject to a right of repurchase by SuccessFactors, Inc., which right lapses over time.
(2)   Based on 52,029,213 shares of the Common Stock of SuccessFactors, Inc. issued and outstanding as of December 31, 2007.

CUSIP No.	864596 101	13G	Page 3 of 4 Pages

Item 1(a)	Name of Issuer:

SuccessFactors, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1500 Fashion Island Blvd., Suite 300, San Mateo, CA 94404

Item 2(a)	Name of Person Filing:

Lars Dalgaard

Item 2(b)	Address of Principal Business Office or, If None, Residence

c/o SuccessFactors, Inc.
1500 Fashion Island Blvd., Suite 300, San Mateo, CA 94404

Item 2(c)	Citizenship:

Denmark

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number:

864596 101

Item 3.	Statement Filed Pursuant to § § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-l(b)(l)(ii)(J).

Item 4.	Ownership

(a) Amount Beneficially Owned: 4,728,947 (1)

(b) Percent of Class: 8.8% (2)

CUSIP No.	864596 101	13G	Page 4 of 4 Pages

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 4,728,947 (1)

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 4,728,947 (1)

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008	Lars Dalgaard

/s/ Lars Dalgaard